SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.) *

DiTech Holding Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25501G105

(CUSIP Number)

February 9, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

(Page 1 of 11 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25501G105	Page 2 of 11

1.	NAME OF REPORTING PERSONS CQS (US), LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 677,690 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 677,690 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,690 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.75%
12.	TYPE OF REPORTING PERSON IA

__________________

(1) Comprised of an aggregate of 677,690 ordinary shares issuable upon conversion of Mandatorily Convertible Preferred Stock beneficially owned by CQS ABS Master Fund Limited and CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF, of which CQS (US) LLC is the sub- advisor.

CUSIP No.	25501G105	13G	Page 3 of 11

1.	NAME OF REPORTING PERSONS CQS ABS Master Fund Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 543,219 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 543,219 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,219 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.33%
12.	TYPE OF REPORTING PERSON FI

__________________

(2) Comprised of 543,219 ordinary shares issuable upon conversion of Mandatorily Convertible Preferred Stock.

CUSIP No.	25501G105	13G	Page 4 of 11

1.	NAME OF REPORTING PERSONS CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 134,471 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 134,471 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,471 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.07%
12.	TYPE OF REPORTING PERSON FI

__________________

(3) Comprised of 134,471 ordinary shares issuable upon conversion of Mandatorily Convertible Preferred Stock.

CUSIP No.	25501G105	Page 5 of 11

Item 1(a).	Name of Issuer:

DiTech Holding Corp

Item 1(b).	Address of Issuer's Principal Executive Offices:

1100 Virginia Drive, Suite 100 Fort Washington, PA 19034

Item 2(a).	Name of Person Filing:

CQS (US) LLC, CQS ABS Master Fund Limited, CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF

Item 2(b).	Address of Principal Business Office, or if None, Residence:

CQS (US) LLC, 152 West 57th Street New York, NY 10019

CQS ABS Master Fund Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF, Carré Bonn, 20, rue de la Poste, L-2346 Luxembourg, Grand Duchy of Luxembourg

Item 2(c).	Citizenship:

CQS (US) LLC, Delaware limited liability company CQS ABS Master Fund Limited, Cayman Islands exempted company CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF, Luxembourg investment fund

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

25501G105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.	25501G105	Page 6 of 11

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned*:

CQS (US) LLC - 677,690 shares CQS ABS Master Fund Limited - 543,219 shares CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF - 134,471 shares

(b)	Percent of class:

CQS (US) LLC – 13.75% CQS ABS Master Fund Limited - 11.33% CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF – 3.07%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:	0

	(ii) Shared power to vote or to direct the vote:*	CQS (US) LLC - 677,690 shares CQS ABS Master Fund Limited - 543,219 shares CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF - 134,471 shares

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:*	CQS (US) LLC - 677,690 shares CQS ABS Master Fund Limited - 543,219 shares CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF - 134,471 shares

* See footnotes on the cover pages which are incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

CUSIP No.	25501G105	Page 7 of 11

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11."

CUSIP No.	25501G105	Page 8 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CQS (US) LLC

By: /s/ Jeffrey Lindenbaum

Name: Jeffrey Lindenbaum, CEO and CCO

CQS ABS Master Fund Limited

By: /s/ Paul Massey

Name: Paul Massey, Authorized Signatory

CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF

By: /s/ Paul Massey

Name: Paul Massey, Authorized Signatory

Date: March 5, 2018

CUSIP No.	25501G105	Page 9 of 11

Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit A

Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Mandatorily Convertible Preferred Stock of Ditech Holding Corp shall be filed on behalf of the undersigned.

CQS (US) LLC

By: /s/ Jeffrey Lindenbaum

Name: Jeffrey Lindenbaum, CEO and COO

CQS ABS Master Fund Limited

By: /s/ Paul Massey

Name: Paul Massey, Authorized Signatory

CQS Aiguille du Chardonnet MF S.C.A. SICAV-SIF

By: /s/ Paul Massey

Name: Paul Massey, Authorized Signatory

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.